FIDELITY CAPITAL CONCEPTS LIMITED
                                   Suite 2901
                            1201 Marinaside Crescent
                                 Vancouver, B.C.
                                 V6Z 2V2 Canada
                Telephone: (604)681-9588 Facsimile: (604)688-4933




                                                       October 23, 2000


VIA EDGAR/FACSIMILE:  (202)942-9516

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attention:  Mr. David Link, Mail Stop 0304

Dear Mr. Link:

Re:  Fidelity Capital Concepts Limited
     - Request  for  Withdrawal  of  Form  SB2  Registration   Statement   (File
       No. 333-35792)
     - Amendment No. 2 - Filed September 20, 2000
--------------------------------------------------------------------------------

                  On behalf of Fidelity Capital Concepts Limited (the "Company"), I hereby withdraw the Company's Form SB2 Registration Statement (file no. 333-35792) as we feel it is impractical to proceed with an SB2 offering as a blank check company due to current lack of interest in the market place.

                                    Yours truly,

                                    FIDELITY CAPITAL CONCEPTS LIMITED

                                    Per:     /s/ Keith Ebert
                                             Keith Ebert,
                                             President, C.F.O. and Director